Lawrence Elbaum lelbaum@velaw.com Tel +1.212.237.0084

April 27, 2021

VIA ELECTRONIC MAIL AND EDGAR FILING

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Monmouth Real Estate Investment Corporation

PREC14A preliminary proxy statement filing made on Schedule 14A

Filed on April 19, 2021 by Blackwells Capital LLC, et al.

File No. 001-33177

Dear Nicholas:

Set forth below are the responses on behalf of Blackwells Capital LLC (“Blackwells”), Jason Aintabi, Craig M. Hatkoff, Jennifer M. Hill, Todd S. Schuster and Allison Nagelberg (collectively, the “Blackwell Filers”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated April 22, 2021, with respect to its preliminary proxy statement, File No. 001-33177, filed with the Commission on April 19, 2021 (the “Proxy Statement”) in relation to Monmouth Real Estate Investment Corp. (the “Company”). Concurrently with the submission of this letter, the Blackwell Filers are filing an Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement”). Enclosed with the email version of this letter is a copy of the Amended Proxy Statement marked to show changes from the Proxy Statement as originally filed.

For your convenience, each response is prefaced by the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions correspond to the Proxy Statement and all capitalized terms used but not defined herein have the same meaning as in Proxy Statement.

Vinson & Elkins LLP Attorneys at Law Austin Dallas Dubai Houston London Los Angeles New York Richmond Riyadh San Francisco Tokyo Washington	The Grace Building, 1114 Avenue of the Americas, 32nd Floor New York, NY 10036-7708 Tel +1.212.237.0000 Fax +1.212.237.0100 velaw.com

Securities and Exchange Commission April 27, 2021 Page 2

General

1.	Please advise us if the participants anticipate distributing their proxy statement before the registrant distributes its proxy statement. Given that reliance on Rule 14a-5(c) is impermissible at any time before the registrant distributes its proxy statement, the participants will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures. Please confirm the participants understand their obligation to subsequently provide any omitted information in a supplement in order to mitigate that risk to the extent it arises in the context of this solicitation.

RESPONSE: Blackwells acknowledges the Staff’s comment and advises the Staff that the Blackwells Filers anticipate distributing their definitive proxy statement prior to the Company’s distribution of its own definitive proxy statement; provided, however, that if the Blackwells Filers distribute their definitive proxy statement prior to the Company distributing its definitive proxy statement, the Blackwells Filers understand that they will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosure and will subsequently provide any omitted information in a supplement to their definitive proxy statement after the information has been made public by the Company in order to mitigate such risk.

Proposal One: Election of Nominees, page 8

2.	Please refer to the following statement: “[t]here can be no assurance that even if the Nominees are elected, they will be able to successfully carry out Blackwells’ outlined plan to maximize stockholder value.” Please revise to qualify this statement by specifying the total number of directors expected to serve the registrant’s board following the election and also identify the reason(s) why no assurances can be given that the nominees, if elected, will be able to execute Blackwells’s plan.

RESPONSE: Blackwells acknowledges the Staff’s comment and has revised the Proxy Statement to specify the total number of directors expected to serve on the Board following the election and the reason why no assurances can be given that the nominees, if elected, will be able to execute Blackwells’ plan. Blackwells respectfully refers the Staff to page 8 of the Amended Proxy Statement.

Additional Participant Information, page 25

3.	Given that the participants collectively beneficially own approximately 4.01% of the outstanding common stock of the registrant, the representation that “[e]ach [n]ominee may be deemed to be a member of a ‘group’ for the purposes of Rule 13d-5(b)(1)” is inaccurate given the rule’s inapplicability. Please revise to remove the implication that security holders beneficially owning 5% or less of an issuer’s outstanding class of voting equity could be acting as a group as determined under Section 13(d)(3) and thus subject to Section 13(d)(1).

RESPONSE: Blackwells acknowledges the Staff’s comment and has removed the implication that security holders beneficially owning 5% or less of an issuer’s outstanding class of voting equity could be acting as a group as determined under Section 13(d)(3) and thus subject to Section 13(d)(1). Blackwells respectfully refers the Staff to page 25 of the Amended Proxy Statement.

Securities and Exchange Commission April 27, 2021 Page 3

4.	The disclosure at pages four and 25 indicate that the participants collectively beneficially own 4.01% of the registrant’s common stock, but the first paragraph on page one of the proxy statement represents that the aggregate amount beneficially owned is 4.19%. Please reconcile this inconsistency. In addition, please briefly advise us of steps the participants will take to verify the amount of beneficial ownership held in the aggregate as of the date the proxy statement is filed in definitive form.

RESPONSE: Blackwells respectfully acknowledges the Staff’s comment. The disclosure on page one of the Proxy Statement indicates that the aggregate amount beneficially owned is 4.19% because it takes into account the ownership of Blackwells, Jason Aintabi and “the other participants in this solicitation,” which includes those shares of Common Stock owned by Allison Nagelberg and Todd Schuster, each of whom are participants as defined by Instruction 3 of Item 4 of Schedule 14A. In contrast, the disclosure on page 6 of the Proxy Statement that “[w]e own approximately 4.01% of the Common Stock” references solely the beneficial ownership of Blackwells Capital LLC and Jason Aintabi, who are together defined as “we” on page 1 of the Proxy Statement. Similarly, the disclosure on page 25 of the Proxy Statement that “Jason Aintabi and his affiliates beneficially owned an aggregate of 3,942,087 shares of Common Stock, representing approximately 4.01% of the Common Stock” excludes the shares owned by Ms. Nagelberg and Mr. Schuster, as neither Ms. Nagelberg nor Mr. Schuster are affiliates of Mr. Aintabi as defined by Rule 12b-2 of the Exchange Act. This distinction notwithstanding, Blackwells has revised the Proxy Statement to more clearly disclose the Blackwells Filers’ aggregate position in the Company and respectfully refers the Staff to pages 6 and 25 of the Amended Proxy Statement.

Incorporation by Reference, page 30

5.	Reliance on Rule 14(a)-5(c) does not “incorporate” the information referenced into the participants’ proxy statement. In addition, “incorporation by reference” is explicitly governed by Note D to Schedule 14A codified as Rule 14a-101. That note provides that “[i]nformation may be incorporated by reference only in the manner and to the extent specifically permitted in the items of this schedule.” Please revise to remove the implication that the participants relying upon Rule 14a-5(c) incorporate information from a registrant’s proxy statement into their own.

RESPONSE: Blackwells acknowledges the Staff’s comment and has revised the Proxy Statement to remove the incorporation by reference to the Company’s proxy statement. Blackwells respectfully refers the Staff to page 30 of the Amended Proxy Statement.

*   *   *  *  *

Securities and Exchange Commission April 27, 2021 Page 4

Please contact me directly at (212) 237-0084 with any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff.

Very truly yours,

/s/ Lawrence S. Elbaum
Lawrence S. Elbaum

Enclosure

Cc: Jason Aintabi, Blackwells Capital LLC

4